

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

No ACT
P.E. 1-25-07



07083144

April 2, 2007

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 4/2/07

Richard A. Schaberg
Thacher Proffitt & Wood LLP
1700 Pennsylvania Avenue, NW
Suite 800
Washington, DC 20006

Re: Union Bankshares Company
Incoming letter dated January 25, 2007

Dear Mr. Schaberg:

This is in response to your letter dated January 25, 2007 concerning the shareholder proposal submitted to Union Bankshares by Financial Analytics Investment Corporation. We also have received a letter from the proponent dated February 13, 2007. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: Michael V. Jennings
President
Financial Analytics Investment Corporation
Post Office Box 611
Dover, DE 19903

Correction

April 2, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Union Bankshares Company
Incoming letter dated January 25, 2007

The proposal consists of the following: The first part resolves to amend the bylaws to state that no person shall be eligible to serve or remain as a director unless they own a number of shares as specified in the proposal. The second part resolves to amend the bylaws to require that that 60 percent of all director compensation be in the form of restricted stock that cannot be sold while a director. The third part resolves to amend the bylaws to state that the Chairman of the Board, the President, and each Vice President must hold a number of shares specified in the proposal by their fifth and tenth years in office.

We are unable to concur in your view that Union Bankshares may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Union Bankshares may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Union Bankshares may exclude the third part of the proposal under rule 14a-8(i)(6). Accordingly, we do not believe that Union Bankshares may omit the third part of the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

There appears to be some basis for your view that Union Bankshares may exclude the first part of the proposal under rule 14a-8(i)(8) to the extent it could, if implemented, disqualify directors elected previously from completing their terms on the board. It appears, however, that this defect would be cured if the proposal were revised to provide that it will not affect the unexpired terms of directors elected to the board prior to the upcoming annual meeting. Accordingly, unless the proponent provides Union Bankshares with a proposal revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Union Bankshares omits the first part of the proposal from its proxy materials in reliance on rule 14a-8(i)(8).

Sincerely,



Gregory Belliston
Attorney-Adviser

Thacher
Proffitt

Thacher Proffitt & Wood LLP
1700 Pennsylvania Avenue, NW
Suite 800
Washington, DC 20006
202.347.8400

Fax: 202.626.1930
www.tpwlaw.com

January 25, 2007

VIA FEDERAL EXPRESS
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549

Re: Exclusion of Stockholder Proposal by Financial Analytics Investment Corporation

Dear Ladies and Gentlemen:

We are counsel to Union Bankshares Company, a Maine corporation (the "Company"), which has a class of securities registered pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and, as such, is subject to Section 14(a) of the 1934 Act and the rules and regulations promulgated thereunder relating to, among other things, the inclusion and exclusion of stockholder proposals from a company's proxy statement and proxy. In connection with the Company's annual meeting of stockholders, anticipated to be held on May 17, 2007 (the "Annual Meeting"), the Company has received a proposal (the "Proposal") pursuant to Rule 14a-8, along with a supporting statement (the "Supporting Statement"), from Financial Analytics Investment Corporation, a corporation controlled by Mr. Michael V. Jennings (the "Proponent"). The Proposal and the Supporting Statement are attached hereto as Exhibit 1.

This is to advise you that it is the intent of the Company to exclude the Proposal and the Supporting Statement from its definitive proxy statement and proxy (the "Proxy Materials") to be used in connection with the Annual Meeting, pursuant to Rule 14a-8(i), for the reasons set forth below. The Company intends to file the Proxy Materials with the Securities and Exchange Commission (the "Commission") on or about April 16, 2006. This letter setting forth the Company's reasons for excluding the Proposal is being filed with the Commission no later than 80 calendar days prior to the anticipated date of filing of the Proxy Materials with the Commission.

Request for No Action Letter

The Company respectfully requests that the Staff of the Commission confirm that it will not recommend any enforcement action to the Commission if the Proposal is excluded from the Company's Proxy Materials. In accordance with Rule 14a-8(j), please find enclosed six copies of

New York, NY   Washington, DC   White Plains, NY   Summit, NJ   Mexico City, Mexico this letter, along with the exhibit attached hereto (the "Exhibit"). The Company is simultaneously notifying the Proponent of the Company's opposition to the Proposal and its intent to exclude the Proposal and the Supporting Statement from the Proxy Materials by sending the Proponent a copy of this letter, including the Exhibit.

Summary of the Proposal

Although the Proponent submitted the Proposal to the Company in the form of one proposal to be acted upon by shareholders, the submission represents three separate matters, each of which sets forth an amendment to a separate provision of the Company's Bylaws. Specifically, the Proposal requests that shareholders vote to amend the Amended and Restated Bylaws of the Company (the "Bylaws") to (i) increase the amount of capital stock of the Company required to be held by directors of the Company; (ii) require that 60% of all director compensation be paid in the form of restricted stock; and (iii) require the Chairman of the Board, the President and each Vice President of the Company to own certain amounts of capital stock of the Company within five and ten years of taking office.

The Proposal May Be Excluded under Rule 14a-8(i)(3)

The Proposal may be excluded from the Proxy Materials under Rule 14a-8(i)(3) because it is contrary to the anti-bundling provisions of the Commission's proxy rules. Specifically, the Proposal consists of three distinct matters presented for shareholder action, combined in the form of one proposal, which is a violation of Rule 14a-4(a)(3) and Rule 14a-4(b).

Rule 14a-8(i)(3) permits a company to exclude a stockholder proposal which is contrary to any of the Commission's proxy rules. The "anti-bundling" provisions of the Commission's proxy rules require that each matter to be acted upon by shareholders be separately presented and not combined into one proposal. Specifically, Rule 14a-4(a)(3), requires that the form of proxy "identify clearly and impartially each separate matter intended to be acted upon, whether or not related to or conditioned on the approval of other matters." Similarly, Rule 14a-4(b) requires that the form of proxy provide shareholders with "an opportunity to specify by boxes a choice ... with respect to each separate matter referred to therein." These anti-bundling requirements were specifically and thoughtfully enacted by the Commission, in order to provide shareholders with clear choices on all matters presented. As the Commission explained in Release No. 34-31326 (October 16, 1992), by prohibiting bundling, "[t]he amendments will allow shareholders to communicate to the board of directors their views on each of the matters put to a vote...the amended rule...prohibits electoral tying arrangements that restrict shareholder voting choices on matters put before shareholders for approval."

In addressing, under the similar Rule 14a-8(c), shareholder proposals presented as a single proposal, but which consist of multiple parts, the Commission has made a distinction between proposals comprised of multiple substantially distinct components and those which consist of multiple components that "are closely related and essential to a single well-defined unifying concept." SEC Release No. 2412,999 (November 22, 1976). For example, the Commission agreed in *Bob Evans Farms, Inc.* (May 31, 2001) that a proposal including two distinct components, the replacement of current directors and the engagement of investment bankers to explore value enhancement alternatives, was excludable. See also *Compuware Corp.* (July 3, 2003); *Ford Motor*

Co. (April 4, 2003); *Vicinity Corp.* (November 3, 2002); *Fotoball USA, Inc.* (April 3, 2001). In contrast, the Commission, in *NaPro BioTherapeutics* (April 17, 2003) did not concur in the exclusion of a proposal requesting a reduction of executive compensation by eliminating bonuses and granting of new options and by reducing the salaries of the CEO and the other four most highly compensated officers by 30%. See also *Exxon-Mobil Corp.* (March 10, 2003).

Significantly, the Commission has agreed with the exclusion of shareholder proposals comprised of multiple parts, even though the parts seemingly address one general concept. For example, the Commission agreed in *Centra Software* (March 31, 2003) that a proposal, which consisted of two components related to director independence, requiring non employee directors to meet separately before each meeting of the board of directors and requiring that the chairman of the board be a non employee director, was excludable. In *HealthSouth Corporation* (April 6, 2006), the Commission concurred with the exclusion of a proposal presenting two amendments to two separate and distinct provisions of the company's bylaws, to allow shareholders to change the number of directors of the board of directors and to fill vacancies on the board of directors, even though both amendments relate to the size and composition of the board of directors. In *Fotoball, Inc.* (May 6, 1997), the Commission also agreed with the exclusion of a shareholder proposal recommending amendment of the company's Certificate of Incorporation, Bylaws or governance policies to require that persons elected or appointed to the board of directors own at least 10,000 shares of the company's stock, to pay all directors in the form of common stock or options, and to prevent non employee directors from performing other services for the company for compensation.

Although the Supporting Statement states a general topic of "the importance of encouraging Directors and Officers to have a personal economic stake in the future success of their enterprise," the three matters addressed in the Proposal submitted by the Proponent are substantially distinct items of business. As clearly shown by the Proposal, the three matters presented would require three amendments: two revisions to existing provisions, and the addition of an entirely new provision to the Company's Bylaws. There is no necessary link between the three amendments which would make it appropriate to combine them as a single item of business. Shareholders could wish to vote for one or two of the proposed Bylaws amendments, but against the remaining amendment(s). In addition, two of the three proposed Bylaws amendments in the Proposal, the director stock ownership requirements and the form of director compensation requirements, are substantially similar to the director stock ownership requirements and the form of director compensation requirements recommended in *Fotoball, Inc.*, which the Commission permitted to be excluded as separate proposals. Finally, the Proposal's third Bylaws amendment, relating to officer stock ownership, is distinct from the Proposal's first two amendments, in that it addresses requirements applicable to officers, in addition to requirements applicable to directors only.

Because the three matters included in the Proposal are substantially distinct items of business, bundled in the form of one proposal, the Proposal restricts the voting choices of the Company's shareholders and violates the Commission's proxy rules and should be excluded under Rule 14a-8(i)(3). Although the Bylaws amendments may be thematically related, in that each addresses compensation and stock ownership requirements for officers and directors, there is not enough of a link between the matters to make it appropriate to combine them as a single item of business. The Proposal would restrict the ability of the Company's shareholders to "communicate to the board of directors their views on each of the matters put to a vote," given that shareholders might wish to vote for one or two of the three distinct proposed Bylaws amendments, but against the remaining amendment(s). As stated by Rule 14a-4(a)(3), each of the matters must be separately presented "whether or not related to or conditioned on the approval of other matters."

The Proposal May Be Excluded under Rule 14a-8(i)(6)

The third part of the Proposal may be excluded from the Proxy Materials under Rule 14a-8(i)(6) because it is beyond the power or authority of the Company to implement. The proposed Bylaws amendment requiring the Chairman of the Board, the President and each Vice President of the Company to own certain amounts of capital stock of the Company within five and ten years of taking office does not provide a mechanism to allow the Company to cure a failure to hold the required amount of stock. As a result, such a failure would result in an automatic violation of the proposed requirement and is beyond the power or authority of the Company to implement.

Rule 14a-8(i)(6) provides that a shareholder proposal which is beyond the power or authority of the Company to implement is excludable. Commission Staff Legal Bulletin No. 14C, Shareholder Proposals (June 28, 2005), addresses Rule 14a-8(i)(6) in the context of shareholder proposals calling for director independence. In the Legal Bulletin, the Commission states that their analysis of such proposals under Rule 14a-8(i)(6) "focuses primarily on whether the proposal requires continued independence at all times," explaining that "a board of directors lacks the power to ensure that its chairman or any other director will retain his or her independence at all times." In addition, the Commission clarifies that this position is not inconsistent with certain Commission rules, such as Exchange Act Rule 10A-3, which set independence requirements for directors. This is because Exchange Act Rule 10A-3, while setting independence requirements, "also contemplates that a director may cease to be independent" and provides opportunities or mechanisms for companies to cure any noncompliance with the independence requirements.

In accordance with the reasoning set forth in the Legal Bulletin, the Commission has concurred with the exclusion of proposals setting independence requirements without providing an opportunity or mechanism to cure a loss of independence, while not agreeing with the exclusion of proposals equally setting independence requirements, but which also provide a means to cure any failure to meet the proposed requirement. See, e.g., *Ford Motor Company* (February 27, 2005) (concurring with exclusion of a shareholder proposal because the proposal required a director to retains his or her independence at all times, without providing the board with an opportunity or mechanism to cure a violation); *General Electric Company* (January 14, 2005) (same); *Allied Waste Industries, Inc.* (March 21, 2005) (same); *Merck & Co., Inc.* (December 29, 2004) (not concurring with the exclusion of a shareholder proposal because, while the proposal set an independence requirement, it also provided the board with an opportunity or mechanism to cure a violation); *The Walt Disney Co.* (November 24, 2004) (same).

While the third part of the Proposal submitted by the Proponent to the Company requires the Chairman of the Board, the President and each Vice President of the Company to own certain amounts of capital stock of the Company within five and ten years of taking office, rather than setting independence requirements for directors, the reasoning supporting the exclusion of the third part of the Proposal under Rule 14a-8(i)(6) is the same. As the board of directors lacks the power to ensure that its directors maintain their independence at all times, so it lacks the power to ensure that its officers hold a particular amount of the Company's stock at all times following their fifth and tenth year in office. Although many companies set stock ownership requirements for their officers, the ultimate power over the amount of stock held by an officer rests with the officer. Consequently, such requirements, in order to be within the power of a company to implement and enforce, must contemplate that officers may cease to hold the required amount of stock and provide mechanisms for the company to cure such a violation. The third part of the Proposal does not contemplate that an officer may cease to hold the amount of stock required following his or her fifth and tenth year in office and does not provide any mechanism for the board of directors to cure such a violation. As a result, the third part of the Proposal is beyond the power or authority of the Company to implement and is excludable under Rule 14a-8(i)(6).

The Proposal May Be Excluded under Rule 14a-8(i)(8)

Because the first part of the Proposal, which would increase the amount of capital stock of the Company required to be held by directors of the Company, would disqualify several of the Company's current directors, it "relates to an election for membership on the company's board of directors" and is therefore excludable under Rule 14a-8(i)(8).

Rule 14a-8(i)(8) permits the exclusion of a shareholder proposal which "relates to an election for membership on the company's board of directors." The Commission has interpreted this Rule to allow the exclusion of shareholder proposals used to nominate oneself or another as a director or to seek the defeat of a current director or nominee. See, e.g., *American Telephone and Telegraph Co.* (January 28, 1983); *Baltimore Gas and Electric Co.* (February 3, 1983); *Richton Int'l Corp.* (August 9, 1983). In extension of this interpretation, the Commission has consistently maintained that a shareholder proposal is excludable under Rule 14a-8(i)(8) if the implementation of the proposal would disqualify a current director or a nominee for director at an upcoming annual meeting of shareholders. See, e.g., *Waddell and Reed Financial, Inc.* (February 23, 2001) (concurring that a proposal to prohibit the nomination for director of individuals serving as director of another specified company is excludable under 14a-8(i)(8) to the extent that it disqualifies a nominee for director at the upcoming annual meeting of shareholders); *General Dynamics Corporation* (February 5, 1996) (concurring that a proposal requiring a majority of the board of directors to consist of independent directors is excludable under 14a-8(i)(8) on the basis that its implementation would disqualify current directors and nominees for director); *Mobil Corp.* (January 29, 1982) (concurring that a proposal fixing general qualifications for directors is excludable because it would operate to disqualify a nominee for director).

In fact, the Commission has previously concurred that a shareholder proposal requiring directors to own at least 2,000 shares of the company's capital stock in order to qualify as a director is excludable under Rule 14a-8(i)(8) (then codified as Rule 14a-8(c)(8)) to the extent that the minimum ownership requirement would may disqualify nominees for directors at the company's upcoming annual meeting of shareholders. *Pinnacle West Capital Corporation* (March 11, 1991); see also *Midlantic Banks, Inc.* (January 29, 1982) (concurring that a proposal requiring directors to own at least 1,000 shares is excludable to the extent that a nominee did not own that amount). Similarly, the first part of the Proposal submitted to the Company by the Proponent would require the Company's directors to own capital stock of the Company with a current market value of at least two times his or her highest director's compensation received for any calendar year in order to be eligible to serve or remain as a director of the Company. The Proposal would have the effect of disqualifying certain directors duly elected at the 2005 and 2006 annual meetings of the shareholders of the Company, who do not own the proposed required amount of the Company's capital stock.

Such directors' terms would not otherwise expire until 2008 and 2009, respectively. Because the implementation of the first part of the Proposal would disqualify current directors, it is excludable as relating to an election for membership on the company's board of directors under Rule 14a-8(i)(8).

Conclusion

Based upon the foregoing, the Company believes that the Proposal may be excluded from the Proxy Materials under Rule 14a-8(i)(3) because it is contrary to the anti-bundling provisions of the Commission's proxy rules; that the third part of the Proposal may be excluded from the Proxy Materials under Rule 14a-8(i)(6) because it is beyond the power or authority of the Company to implement; and that because the implementation of the first part of the Proposal would disqualify current directors, it is excludable as relating to an election for membership on the company's board of directors under Rule 14a-8(i)(8). Accordingly, the Company hereby respectfully requests that the Staff agree that it will not recommend any enforcement action against the Company if the Proposal is excluded from the Proxy Materials.

* * *

If the Staff disagrees with the conclusions set forth herein, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of your response. Please feel free to contact the undersigned at (202) 626-5630 or Matthew Dyckman at (202) 626-5647.

Please find enclosed an additional copy of this letter, including the Exhibit, marked "Return Copy," which we respectfully request that you date stamp and return in the enclosed, self-addressed, postage paid envelope.

Sincerely,



Richard A. Schaberg

cc: Michael Jennings, Financial Analytics Investment Corporation (via United States Postal Service Express Mail)

Exhibit 1

Financial Analytics Investment Corporation

Post Office Box 611
Dover, Delaware 19903

By Federal Express

December 15, 2006

Ms. Sally J. Hutchins, Clerk
Union Bankshares Company
66 Main Street
Ellsworth, Maine 04605

and

Mr. Peter A. Blyberg, President
Union Bankshares Company
66 Main Street
Ellsworth, Maine 04605

Dear Ms. Hutchins and Mr. Blyberg :

Pursuant to SEC Rule 14a-8, Financial Analytics Investment Corporation hereby submits a proposal with accompanying supporting statement as set forth in the enclosed Exhibit A for inclusion in the proxy statement and proxy card of Union Bankshares Company for our 2007 Annual Meeting of Shareholders. Pursuant to the Bylaws as recently amended by the Board of Directors, please also consider this letter as notice under Article IV, Section 7(a) of business that our Company desires to be brought before the Annual Meeting.

Financial Analytics for many years has been a shareholder of Union Bankshares Company, first of record and more recently through its broker, E*Trade Financial. Enclosed is a letter from our broker confirming that Financial Analytics has continuously owned 9,500 shares of Union Bankshares Company common stock for the past twelve months. Such shares have a current market value well in excess of $2,000. As President of Financial Analytics, I hereby confirm that this shareholder intends to continue to hold these securities through the date of the 2007 Annual Meeting.

Financial Analytics has no material interest in this proposed matter for shareholder action, other than through its interest as a shareholder of Union Bankshares Company.

You will also be receiving correspondence from Lutece Corporation regarding other matters for shareholder action. For your information, Lutece and Financial Analytics are owned by different sets of stockholders and each is, and for many years has been, a separate and distinct owner of Union Bankshares Company common stock.

Very truly yours,



Michael V. Jennings
President

MVJ:vlo

Enclosures : Exhibit A and E*Trade Financial letter

Exhibit A

Financial Analytics Investment Corporation, Post Office Box 611, Dover, Delaware 19903, the beneficial owner of 18,600 shares, has submitted the following proposal for consideration at this annual meeting :

Directors and Officers Stock Ownership and Compensation

RESOLVED: To amend the Amended and Restated Bylaws of the Company as follows (changes in italics) :

(i) revising the fourth sentence of Bylaw Article V, Section 2, to read as follows :

"No person shall be eligible to serve *or remain* as a director unless he or she is the actual and beneficial owner of capital stock of the Company having a current market value of at least *two times his or her highest director's compensation received for any calendar year* ("Qualifying Shares")."

(ii) adding the following sentence at the end of Bylaw Article V, Section 4 :

"*Sixty percent (60%) of all Director compensation, including all annual compensation of the Chairman of the Board, shall be paid in the form of restricted capital stock of the Company that cannot be sold while a Director.*"

and (iii) adding the following as Bylaw Article VIII, Section 14 :

Officer Stock Ownership. The Chairman of the Board, President and each Vice President, within ten years of assuming such offices, must be the actual and beneficial owner of capital stock of the Company having a current market value of at least five, three and two times, respectively, his or her highest annual cash compensation received for any calendar year. One half of this requirement must be satisfied by the end of his or her fifth year in office.

Supporting Statement

It is desirable that Directors and Officers have significant investments in Company stock to further align their long-term interests with those of the shareholders. Currently, Directors of the Company need only hold $5,000 of Qualifying Shares. This proposal increases that threshold based upon the level of compensation received. Currently, annual retainers to Directors are paid 50% in stock. This proposal reaches all Director compensation and increases the stock portion to 60%. Currently, stock that Directors receive as compensation may be sold immediately. This proposal requires them to hold these compensatory shares for so long as they remain in office as a Director. Currently, the Company has no policy requiring executive officers to own shares. This proposal would establish meaningful minimum standards.

Many, if not most, public corporations today recognize the importance of encouraging Directors and Officers to have a personal economic stake in the future success of their enterprise. When Directors and Officers make significant out-of-pocket investments in company stock, they have an increased economic incentive to promote long-term growth and profitability. This aligns their interests with the interests of all shareholders. Through stock compensation and stock ownership targets, Union Bankshares can seek to achieve these same worthy objectives.

By adopting these modest revisions to the Bylaws, shareholders will encourage Directors and Officers to share in the Company's future. We firmly believe that doing so will, over the long run, promote the best interests of the shareholders of this institution.

WE URGE YOU TO MARK YOUR PROXY CARD "<u>FOR</u>" ADOPTION OF THIS SET OF AMENDMENTS TO THE BYLAWS

E*TRADE FINANCIAL

December 15, 2006

Mr. Michael V. Jennings, President
Financial Analytics Investment Corporation
Post Office Box 611
Dover, Delaware 19903

Dear Mr. Jennings :

This letter will confirm that as of this date your company (E*TRADE account number 57656086) owns 18,600 shares of Union Bankshares Company common stock that is registered in the street name of Cede & Co. Additionally, 9,500 of these shares have been in your account for more than one year.

Sincerely,



Paul Chen
Senior Manager, Operations

E*TRADE FINANCIAL
135 East 57th Street
New York, NY 10022

Financial Analytics Investment Corporation

Post Office Box 611, Dover, Delaware 19903

By Hand

February 13, 2007

U. S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, Northeast
Washington, District of Columbia 20549

Re : Union Bankshares Company
Comments on Company's Request for a No Action Letter

Ladies and Gentlemen :

The undersigned shareholder submitted a proposal to Union Bankshares Company (the "Company") under SEC Rule 14a-8. I recently received a copy of the letter from Company counsel asking the Staff to issue a no action letter supporting the Company's wish to exclude this proposal from its proxy statement. I would like to comment on the arguments raised by Company counsel.

The proposal seeks to place before the shareholders a set of Bylaws amendments on stock ownership standards for those entrusted with the responsibility for the management of the Company.

Rule 14a-8(i)(3)

Company counsel asserts that this proposal actually consists of three separate and distinct proposals, and thus that the proposal is excludable in its entirety.

The proposal entails an up-or-down vote on one set of Bylaw amendments. That the subject matter of the proposal happens to hit three different sections of the Bylaws is a function of the pre-existing organizational structure of the Bylaws.

Counsel concedes that the three subparts of the proposal "may be thematically related" to one another. That is an understatement. The existing Bylaws already require all directors to own at least some stock. Under compensation practices adopted by the Board, most directors already receive a portion of their director compensation in the form of stock. The Chairman of the Board receives far more compensation than any other director except the President, but none of her compensation is paid in the form of stock. The President (who is also a director) has received a portion of his executive compensation in the form of stock bonuses. The proposal seeks to alter this existing structure and thereby, over time, require increased ownership of stock by directors and senior officers.

Rule 14a-8(i)(6)

Company counsel asserts that the third subpart of the proposed Bylaws amendment is excludable because it is "beyond the power or authority of the Company to implement."

The first subpart amends the director qualification standards. It is interesting to note that counsel does not challenge this aspect of the proposed amendment. Doing so would be awkward, in that the Company's current Bylaws already state: "No person *shall be eligible to serve as a director* unless he or she is the actual and beneficial owner of capital stock of the Company with a market value of at least $5,000 ("Qualifying Shares")." This Bylaw contains no mechanism for enforcement. Under the logic of counsel's argument, the current Bylaw on director qualifications is beyond the power or authority of the Company.

The third subpart deals with officer qualifications. Here the enforcement mechanism should be self-evident. Under the Company's current Bylaws: (i) "The officers of the Company shall be chosen by the Board"; (ii) "The Board of Directors shall elect the officers at each annual meeting of the Directors"; and (iii) "Any officer elected or appointed by the Board of Directors may be removed at any time by the Board, with or without cause." Thus, the Board has full power to enforce its Bylaws in this regard.

Rule 14a-8(i)(8)

Company counsel asserts that some of the existing directors would today not meet the proposed director qualification standards and thus that the proposal "relates to an election for membership on the company's board of directors" within the meaning of Rule 14a-8(i)(8).

The proposed Bylaws amendment would not go into effect unless adopted by the shareholders. At a minimum this proposal cannot affect the election of directors at the upcoming Annual Meeting of Shareholders.

Moreover, the proposed standard refers to compensation actually received for the calendar year. Those directors who own minimal stock in the Company would have an opportunity over the coming months (either before or after adoption of the proposal) to increase their ownership to meet this proposed standard. In the case of those who (for whatever reason) would have trouble meeting this standard, the Company could simply hold back their director fees temporarily, thereby allowing them further time to meet a standard computed on compensation received.

Summary

Company counsel has made three arguments for omitting this shareholder proposal from the Company's proxy statement. I believe that these arguments mischaracterize the proposal and are not a sufficient basis for denying access to the Company's proxy statement.

Respectfully submitted,

FINANCIAL ANALYTICS INVESTMENT CORPORATION

By: 
Michael V. Jennings, President

cc: Richard A. Schaberg, Esq. (Company counsel)
Sally J. Hutchins (Clerk of the Company)
Peter A. Blyberg, (President of the Company)

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

END